For immediate release
Westaim announces 2006 third quarter results
CALGARY, ALBERTA – November 7, 2006 – The Westaim Corporation announced today that for the third quarter ended September 30, 2006, it recorded a net loss of $9.6 million or 10 cents per share, on revenues of $8.2 million. In the same quarter last year, the company recorded a net loss of $5.0 million, or 5 cents per share, on revenues of $12.3 million. The change in revenue and net loss in the third quarter of 2006 compared to 2005 is primarily attributable to $5.9 million in milestone revenue recorded in 2005.
At September 30, 2006, Westaim had consolidated $70.7 million in cash and short-term investments.
“Westaim continues to place top priority on executing our business strategy and we are encouraged by the progress made through the first three quarters of 2006,” said Barry M. Heck, President and CEO of The Westaim Corporation. “We were pleased with the new potential partner interest in iFire’s TDEL technology as well as the continued progress at the pilot facility toward generating the process repeatability data required to secure a manufacturing partner. Westaim believes NUCRYST’s nanocrystalline silver technology platform holds tremendous value and we support NUCRYST’s continued pursuit of new product opportunities.”
NUCRYST’s wound care division reported revenues of $8.2 million in the third quarter compared to $12.3 million in the same period last year. NUCRYST’s operating loss, reported in Westaim’s consolidated results, was $2.6 million compared to net income of $4.9 million last year, a decline primarily attributable to higher clinical study and R&D expenditures and $5.9 million in milestone revenues earned in the third quarter of 2005 under an agreement NUCRYST has with Smith & Nephew plc.
The Westaim Corporation’s technology investments include iFire Technology Corp., which has developed a low-cost flat panel display and a 74.8 per cent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX; NCS), which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com
SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.
Acticoat™ is a trademark of Smith & Nephew plc
This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements involving Westaim’s progress in executing its business strategy, potential partner interest in iFire’s TDEL technology, iFire’s progress toward process repeatability data, the value of NUCRYST’s nanocrystalline silver technology, and NUCRYST’s pursuit of new product opportunities. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended September 30		Nine Months Ended September 30
Consolidated Statements of Operations	2006	2005	2006	2005

Revenue	$8,203	$12,268	$22,451	$22,953
Loss from continuing operations	(9,552)	(5,130)	(39,538)	(24,991)
Net loss	(9,552)	(5,042)	(39,538)	(12,728)
Loss per common share — basic and diluted
Continuing operations	(0.10)	(0.06)	(0.42)	(0.27)
Net loss	(0.10)	(0.05)	(0.42)	(0.14)
Weighted average number of common shares outstanding (thousands)	93,944	92,851	93,369	92,836

	Three Months Ended September 30		Nine Months Ended September 30
Segmented Information - Continuing Operations	2006	2005	2006	2005

Revenue
Nucryst Pharmaceuticals	$8,203	$12,268	$22,451	$22,953

Continuing operations	$8,203	$12,268	$22,451	$22,953

Operating (loss) income
Nucryst Pharmaceuticals	$(2,638)	$4,916	$(9,016)	$3,677
iFire Technology	(8,443)	(8,328)	(28,731)	(23,728)
Other (including corporate costs)	229	(1,880)	(4,817)	(6,105)

Continuing operations	$(10,852)	$(5,292)	$(42,564)	$(26,156)

Consolidated Balance Sheets	September 30, 2006	December 31, 2005

Cash and short-term investments	$70,673	$119,627
Current assets	89,440	136,169
Other assets	71,759	76,292
Current liabilities	17,746	26,614
Shareholders’ equity	123,473	157,640